

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Daniel O'Connor
Chairman and Chief Executive Officer
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

> **Re: Larkspur Health Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed August 12, 2022**
> **File No. 333-266838**

Dear Mr. O'Connor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
ZyVersa Therapeutics, Inc., page 18

1. Please revise the first sentence of the section to clarify the development status of ZyVersa's business. In this regard, we note that you identify ZyVersa as "clinical stage"; however, the disclosures elsewhere in the proxy/prospectus indicate that the company has not conducted any clinical trials to date. Also revise to highlight ZyVersa's history of net losses and the going concern opinion issued by its auditors.

2. Please revise the summary here and on page 98 to clarify VAR 200's current stage of clinical development and specify which license agreements are related to VAR 200 and IC 100.

Opinion of Financial Advisor to Larkspur, page 20

3.   Please revise to explain why the Larkspur Board obtained a fairness opinion and clarify the financial point of view used by the fairness advisor. In this regard, also tell us whether, and if so, how the fairness advisor considered fairness from the financial point of view of unaffiliated shareholders.

Interests of Larkspur's Directors and Officers in the Business Combination, page 23

4.   Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In this regard, please ensure that the discussion includes:
   • all of the interests listed on pages 82, 144, and 145;
   • which directors and officers of Larkspur may be deemed to have or share beneficial ownership of the founder shares;
   • the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;
   • that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company;
   • how the board considered these conflicts in negotiating and recommending the business combination.

5.   Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

6.   Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Expected Accounting Treatment, page 25

7.   We note that the merger will be accounted for as a reverse recapitalization with ZyVersa being the accounting acquirer. This determination is primarily based on ZyVersa stockholders comprising a relative majority of the voting power of the Combined Entity, having the ability to nominate a majority of the members of the Board of the Combined Entity, and the Combined Entity's senior management will comprise of the senior management of ZyVersa. Your disclosures on page 170 indicate that in a no redemption situation, ZyVersa stockholders will only own 46.7% of the shares outstanding. Please address your consideration of this factor in determining that ZyVersa

stockholders will comprise a relative majority of the voting power. Please also further help us understand your consideration of the guidance in ASC 805-10-55-10 through 55-15 as far as determining the accounting acquirer by telling us the total number of expected Board members and the number that can be elected or appointed by the ZyVersa shareholders. Please also tell us how many senior management positions will be comprised of the senior management of ZyVersa.

Risk Factors
Our business is dependent on the successful development, regulatory approval and commercialization of our product candidates. . ., page 42

8.   We note your disclosure on page 43 that an initial request for an Orphan Drug Designation for FGFS "was unable to be granted by the FDA . . .based on submission of preclinical data generated on a prevention model[.]" Please revise here, and elsewhere, where applicable, to clarify who submitted this request, when it was submitted and the reasons FDA provided for not approving the designation.

Risks Related to Ownership of Combined Entity Common Stock and this Business Combination, page 73

9.   Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Insiders will continue to have substantial influence over the Combined Entity after the Closing, which could limit. . ., page 76

10.   We note that this risk factor appears internally inconsistent. In this regard, the first paragraph assumes maximum redemptions while the last paragraph assumes no public redemptions. Please reconcile or advise.

The Proposed Charter will provide, subject to limited exceptions, that the Court of Chancery will be the sole and exclusive forum. . ., page 78

11.   Please revise to include the risks that your exclusive forum provision may result in increased costs for investors to bring a claim.

The Business Combination Agreement
Background of the Business Combination, page 100

12.   We note your disclosure on page 103 that during January 2022 "Larkspur worked with A.G.P./Alliance Global Partners, the underwriter in Larkspur's initial public offering, to get their understanding of ZyVersa." Please disclose whether, in addition to serving as

Larkspur's underwriter, A.G.P./Alliance Global Partners served in any formal or informal advisor capacity and clarify its role in the business combination process.

13. Please revise the disclosure on page 103 to identify the material terms of the letter of intent proposal, including any material terms that differed from the February 3rd term sheet.

14. We note that the transaction consideration was provisionally valued at $130 million in February 2022, but by June 2022, "based upon a decline in the market conditions and market feedback, Larkspur and ZyVersa agreed to revise the transaction consideration to $85 million." Please briefly disclose the market conditions and market feedback that led to this decrease in value. In this regard, we note that the Business Combination Agreement was revised multiple times during the pendency of the business combination. If these revisions included changes to the consideration amount, please so specify.

15. Please revise the Background section to clarify the due diligence that Larkspur conducted. In this regard, we note numerous general references to due diligence but it is unclear what aspects of ZyVersa business and/or issues were the most significant from Larkspur's perspective.

Recommendation of the Larkspur Health Acquisition Corp. Board and Reasons for the Business Combination, page 107

16. We note your disclosure on page 108 that ZyVersa has established a relationship with the University of Miami Miller School of Medicine to discover, in-license, develop, and commercialize therapeutics. Please revise to disclose the material terms of this arrangement. Please also file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. For additional guidance concerning oral contracts, please refer to Compliance Disclosure Interpretations, Regulation S-K, Q. 146.04.

Opinion of Cassel Salpeter & Co., LLC, page 116

17. We note your disclosure on page 117 that Cassel Salpeter & Co., LLC reviewed ZyVersa's projections for the years ending December 31, 2022, 2023 and 2024 and your disclosure on page 118 that Cassel Salpeter used and relied upon the Projections for purposes of its analyses and opinion. Please disclose these projections and any "other internal financial information" upon which Cassel Salpeter & Co. relied to render its fairness opinion.

18. We note that Cassel Salpeter conducted: (1) a selected companies analysis; (2) a selected transactions analysis; and (3) a selected initial public offering/reverse merger analysis and that, for each analysis, Cassel Salpeter utilized data that it "deemed relevant." Please disclose the criteria it used to determine relevance. Additionally:
   • for the selected companies analysis, denote which of the selected companies had "Less Than $10,000 2023 E Revenue."

- for the selected transactions analysis, disclose the resulting high, low, mean and median financial data;
- for the selected IPO/reverse merger analysis, denote which of the selected transactions occurred "prior to Phase I trials."

Proposal No. 2 - The Charter Proposal, page 146

19.   Please revise to include Annexes B and C with highlighted changes. With regard to Proposal 2 and with reference to Rule 14a-4(a)(3) , please provide holders with an opportunity to express a view with respect to each of the amended supermajority voting provisions contained in the proposed charter.

Unaudited Pro Forma Condensed Combined Financial Information, page 162

20.   Adjustment 4(d) reflects an issuance of $7 million of Series A preferred stock whereas disclosures elsewhere, including on page 31, indicate an issuance of $23.2 million of which $16.2 million will be used to settle certain liabilities and transaction costs. It is not clear why the $23.2 million is not reflected as the issuance amount in the pro forma financial information with additional adjustments to show the payments made to settle liabilities and transaction costs. Please advise or revise as necessary.

21.   Regarding adjustment 4(g), it is not clear why the adjustment does not also impact APIC. Please advise or revise as necessary.

22.   Your disclosures on page F-25 indicate that redemptions cannot cause the Company's net tangible assets to fall below $ 5,000,001. Please help us understand what consideration was given to this in the maximum redemption scenario.

23.   It is not clear why the pro forma statement of operation for the year ended December 31, 2021 does not appear to reflect the transaction costs discussed in note 4(c). We remind you of the updated guidance in Article 11-02(a)(6) of Regulation S-X and Section II.D of SEC Release 33-10786 which includes guidance regarding the inclusion of transaction accounting adjustments for nonrecurring items. Please advise or revise as necessary.

24.   We note your disclosures on page F-57 regarding the Series A Preferred Stock being convertible in certain situations including the closing of a transaction with a special purpose acquisition company ("SPAC") listed on the Nasdaq Stock Market in which the Company would become a wholly owned subsidiary of the SPAC. Please address what consideration was given to these terms in determining how to reflect the Series A Preferred Stock in your pro forma financial information.

25.   In regards to the new Series A Convertible Preferred Stock Financing addressed in adjustment 4(d), please expand your disclosures to discuss any redemption terms and correspondingly how you determined these shares should be classified in equity pursuant to ASC 480.

Legal Proceedings, page 177

26. Your disclosures on page 177 indicate that there is a risk factor section titled "Risk Factors — Risks Related to the Company — ZyVersa is subject to claims and lawsuits relating to intellectual property and other related matters, which could materially adversely affect ZyVersa's reputation, business and financial condition..." It is not clear where this risk factor section is provided. Please also address your consideration of the disclosures required by ASC 450-10-50 regarding any open legal matters.

Information About ZyVersa
Our Pipeline, page 185

27. With reference to your disclosure on page 184, please revise the pipeline table on page 186 so that it does not appear that you have conducted a Phase 1 trial for your lead candidate. Also, add disclosure by footnote to clarify how the pre-clinical stage differs from the development stage.

VAR 200 Opportunity, page 200

28. We note your disclosure that focal segmental glomerulosclerosis and Alport Syndrome are orphan indications. Please balance this disclosure with a statement that the FDA has not yet granted orphan drug designation to VAR 200 in either indication.

Strategic Alliances and Arrangements, page 202

29. Please file your license agreements with L&F Research LLC and InflamaCORE, LLC as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file these agreements. Moreover, provide disclosure about any termination provisions found in these license agreements and quantify obligations that you agreed to pay to InflamaCORE for its Selexis license. If either of these agreements are sub-licensed from the University of Miami, please so specify. We note disclosure to this effect on pages 112 and 113.

Intellectual Property, page 204

30. Please revise your discussion of the intellectual property connected to the license agreements to: (1) disclose the type of patent protection in the L&F License Agreement and (2) specify the jurisdiction of the "selected foreign countries" for the patent rights in both license agreements. Additionally, ensure that the related patent disclosure connected to these licenses on pages 112 and 113 is aligned with the disclosure on this page.

31. We note your disclosure on page 205 that you "have issued patents[.]" Please clarify whether ZyVersa has any material patents or patent applications outside of those connected to the L&F or InflamaCORE License Agreements. If so, revise your disclosure to include the specific products or technologies to which the patents relate, the type of

patent protection obtained (composition of matter, use or process), the jurisdiction of the patents, and the expiration year

Management of the Combined Entity Following the Business Combination, page 244

32.   For each director and executive officer, please revise your disclosure to include the specific experience, qualifications, attributes or skills which led the board to conclude that such person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

Beneficial Ownership , page 251

33.   Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by the entities affiliated with INCON Co., Ltd.

Certain Relationships and Related Party Transactions, page 255

34.   Please file your option agreement with the Brio Financial Group as an exhibit pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file this agreement.

ZyVersa Related Person Transactions, page 256

35.   Please file these agreements exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file them:
- 2021 Promissory Notes;
- Master License Agreement with Incon, Ltd.;
- 2016 Registration Rights Agreement.

Note 4. Note Receivable, page F-47

36.   Please tell us the accounting basis for classifying the L&F Note as a contra-liability against the milestone payments included in accrued expenses rather than as a reduction of stockholders' equity. Tell us your consideration of ASC 505-10-45-2 and SAB Topics 4E and 4G.

Put Option, page F-54

37.   Regarding the redeemable common stock, please provide the disclosures required by ASC 480-10-S99 including a description of the accounting method used to adjust the redemption amount.

Financial Statements ZyVersa Therapeutics, Inc.
Note 9. Stockholders Deficiency
Series A Preferred Stock Financing, page F-66

38.   You determined that the Deemed Liquidation Events were within the control of the
Company and, therefore, the Series A Preferred Stock should be classified as permanent
equity. Please disclose the types of deemed liquidation events you considered pursuant to
ASC 480-10-S99-3A-3.f, as well as please confirm these deemed liquidation events result
in all of the holders of equally and more subordinated equity instruments of the entity
being entitled to also receive the same form of consideration.

General

39.   We note that A.G.P./Alliance Global Partners was the underwriter for Larkspur's initial
public offering and that Larkspur worked with A.G.P/Alliance Global Partners "to get
their understanding of ZyVersa." We also note that BTIG, LLC and Noble Capital
Markets provided advisory services to ZyVersa. We further note press reports that certain
financial advisors are ending their involvement in SPAC business combination
transactions. Please tell us, with a view to disclosure, whether you have received notice
from any of these institutions about them ceasing involvement in your transaction and
how that may impact your deal or any deferred compensation owed to such company. In
addition, disclose whether any other financial advisor served the parties, or advise.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please
contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Matt Mamak